UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               PYRAMID OIL COMPANY

                                (Name of Issuer)

                           Common Stock, no par value

                         (Title of Class of Securities)

                                   747215 10 1

                                 (CUSIP Number)


                               Christopher J. Husa
                                Heller Ehrman LLP
                      601 South Figueroa Street, 40th Floor
                           Los Angeles, CA 90017-5758
                                 (213) 689-0200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 15, 2005

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------                    ---------------------
CUSIP No.          747215 10 1                           Page 2 of  10 Pages
-------------------------------------                    ---------------------


     ---------------------------------------------------------------------------
     NAME OF REPORTING PERSON S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
     1  J. Benjamin  Hathaway                            I.D.          No.
     ---------------------------------------------------------------------------
     2  CHECK  THE  APPROPRIATE  BOX IF A  MEMBER  OF A  GROUP*
                                                                 (a) |X| (b) |_|
     ---------------------------------------------------------------------------
     3  SEC USE ONLY
     ---------------------------------------------------------------------------
     4 SOURCE OF FUNDS*

        OO
     ---------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|
     ---------------------------------------------------------------------------
     6 CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
     NUMBER OF
       SHARES            0
    BENEFICIALLY---------------------------------------------------------------
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
    BENEFICIALLY   8     SHARED VOTING POWER
      OWNED BY
        EACH             0
     REPORTING   --------------------------------------------------------------
       PERSON9     SOLE DISPOSITIVE POWER
        WITH             0
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH R

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*|_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------                    ---------------------
CUSIP No.          747215 10 1                           Page 3 of  10 Pages
-------------------------------------                    ---------------------
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1
          Jean E. Hathaway                                       I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |X|
                                                                (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)|_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
     NUMBER OF
       SHARES              0
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH    -------------------------------------------------------------
    BENEFICIALLY     8     SHARED VOTING POWER
      OWNED BY
        EACH               0
     REPORTING -------------------------------------------------------------
       PERSON        9     SOLE DISPOSITIVE POWER
        WITH               0
                   -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
                CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------                    ---------------------
CUSIP No.          747215 10 1                           Page 4 of  10 Pages
-------------------------------------                    ---------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Henry D. Hathaway                                           I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
     NUMBER OF
       SHARES            0
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH  -------------------------------------------------------------
      BENEFICIALLY   8     SHARED VOTING POWER
      OWNED BY
        EACH             0
     REPORTING   ---------------------------------------------------------------
       PERSON        9     SOLE DISPOSITIVE POWER
        WITH
                         0
                 ---------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------                    ---------------------
CUSIP No.          747215 10 1                           Page 5 of  10 Pages
-------------------------------------                    ---------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John J. Hathaway                               I.D. No.           -
         -----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO


--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
     NUMBER OF
       SHARES              0
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH    -------------------------------------------------------------
    BENEFICIALLY     8     SHARED VOTING POWER
      OWNED BY
        EACH               0
      REPORTING    -------------------------------------------------------------
      PERSON
       WITH          9     SOLE DISPOSITIVE POWER

                            0
                   -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                        ------------------------------
CUSIP No. 747215 10 1                               Page 6 of 10 Pages
-------------------------                        ------------------------------

                                Explanatory Note

     This Report on Schedule 13D is being filed jointly by Mr. J. Benjamin Hathaway, Mr. Jean E. Hathaway, Mr. Henry D. Hathaway and Mr. John J. Hathaway, which persons are collectively referred to as the "Reporting Persons", to disclose the matters described in Item 4 with respect to the shares of common stock of Pyramid Oil Company beneficially owned by them. This joint filing hereby amends the Report on Schedule 13D dated December 24, 1992 that was filed with the Securities and Exchange Commission (the "Commission") by J. Benjamin Hathaway, as amended on January 5, 1996, on May 1, 2002, and on June 9, 2005. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are thus eligible to make a joint filing under Rule 13d-1(k) promulgated under the Exchange Act. Except as specifically amended by this Amendment No. 4, the
Schedule 13D, as heretofore amended, remains in full force and effect. Capitalized terms used herein have the meanings assigned to such terms in the prior amendments.

Item 2.    Identity and Background.

     (c) On June 15, 2005, Mr. J. Benjamin Hathaway resigned from his position as a director of the Issuer. Mr. J. Benjamin Hathaway, Mr. Jean E. Hathaway and Mr. Henry D. Hathaway are retired. Mr. John J. Hathaway is currently employed as a Field Inspector for Criterium McWilliams. The principal business address of Criterium McWilliams is 879 Judi Place, Boulder City, NV 89005.


Item 4.    Purpose of Transaction.

     On June 15, 2005, the Reporting Persons sold all 1,388,485 shares of the Issuer's Common Stock beneficially owned by them to an unaffiliated third party in a privately negotiated sale for the purchase price of $2.50 per share, or $3,471,212.50 in the aggregate. As part of the agreement, Mr. J. Benjamin Hathaway tendered his resignation from his position as a member of the Board of Directors of the Issuer on June 15, 2005. It is still the understanding of the Reporting Persons that the remaining members of the Board of Directors have indicated their intention to appoint the unaffiliated third party purchaser to the Board of Directors. Upon such sale, the Reporting Persons ceased being the beneficial owners of any shares of Common Stock of the Issuer.

          Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

          (a) the acquisition or disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction involving the Issuer or any subsidiary;

          (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

          (d)  any changes in the Issuer's board of directors or management;

          (e) any material change in the Issuer's capitalization or dividend policy;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer;

          (h) causing the Issuer's securities to cease to be quoted on the OTC Bulletin Board;

          (i) the Issuer's securities becoming eligible for termination of registration under the Exchange Act, as amended; or

          (j)  any similar action.

-------------------------                        ------------------------------
CUSIP No. 747215 10 1                                Page 7 of 10 Pages
-------------------------                        ------------------------------
Item 5.    Interest in Securities of the Issuer.

(a) The Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer. On June 15, 2005, the Reporting Persons sold all 1,388,485 shares of Common Stock of the Issuer beneficially owned by them.

(b)  Not applicable.

(c) Other than the sale reported in Item 4 above, there were no transactions by the Reporting Persons in the Issuer's Common Stock that were effected since the most recent filing of Schedule 13D.

(d) The Reporting Persons ceased being beneficial owners of more than five percent of the Issuer's Common Stock on June 15, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     To the best knowledge of the Reporting Persons, except as disclosed herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power of securities of the Issuer.

Item 7.    Material to be filed as Exhibits.

         Exhibit A         Joint Filing Agreement

-------------------------                        ------------------------------
CUSIP No. 747215 10 1                               Page 8 of 10 Pages
-------------------------                        ------------------------------
                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment to Report on Schedule 13D is true, complete and correct.


Dated:  June 16, 2005


                                              /s/ J. BENJAMIN HATHAWAY
                                         _____________________________
                                                  J. Benjamin Hathaway


                                                     /s/ JEAN HATHAWAY
                                        ______________________________
                                                      Jean E. Hathaway


                                                 /s/ HENRY D. HATHAWAY
                                        ______________________________
                                                     Henry D. Hathaway


                                                  /s/ JOHN J. HATHAWAY
                                        ______________________________
                                                      John J. Hathaway

-------------------------                        ------------------------------
CUSIP No. 747215 10 1                               Page 9 of 10 Pages
-------------------------                        ------------------------------

                                  EXHIBIT INDEX



Exhibit A                  Joint Filing Agreement

-------------------------                        ------------------------------
CUSIP No. 747215 10 1                               Page 10 of 10 Pages
-------------------------                        ------------------------------
                                    EXHIBIT A
                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Report on Schedule D (including amendments thereto) with respect to the common stock of Pyramid Oil Company and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such Report. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

     In evidence whereof, the undersigned have caused this agreement to be executed on their behalf this 16th day of June, 2005.







                                              /s/ J. BENJAMIN HATHAWAY
                                         _____________________________
                                                  J. Benjamin Hathaway


                                                     /s/ JEAN HATHAWAY
                                        ______________________________
                                                      Jean E. Hathaway


                                                 /s/ HENRY D. HATHAWAY
                                        ______________________________
                                                     Henry D. Hathaway


                                                  /s/ JOHN J. HATHAWAY
                                        ______________________________
                                                      John J. Hathaway